EXHIBIT 12.1

Ratio of Combined Fixed Charges and Preference Dividends to Earnings

(Dollar amounts in thousands)

	Three Months Ended
	September 30,	Year Ended June 30,
	2012	2012	2011	2010	2009	2008

Earnings:
Loss from Operations before income taxes	$(11,768)	$(23,581)	$(56,324)	$(77,631)	$(127,815)	$(96,288)
Add:
Interest portion of rental expense (1)	445	1,721	1,750	1,740	1,730	1,683
Interest expensed and capitalized	1,757	7,089	9,238	9,489	7,329	1,935
Amortized discounts fees and change in value of embedded Derivatives related to indebtedness	1,002	4,535	6,269	6,260	2,695	51
Amortization of capitalized interest	0	0	0	0	0	0
Less:
Interest Capitalized	0	0	0	0	0	0
Total Earnings	$(8,564)	$(10,236)	$(39,067)	$(60,142)	$(116,061)	$(92,619)

Fixed Charges and Preference Dividends:
Interest portion of rental expense (1)	$445	$1,721	$1,750	$1,740	$1,730	$1,683
Interest expensed and capitalized	1,757	7,089	9,238	9,489	7,329	1,935
Amortized discounts fees and change in value of embedded Derivatives related to indebtedness	1,002	4,535	6,269	6,260	2,695	51

Total Fixed Charges	$3,204	$13,345	$17,257	$17,489	$11,754	$3,669
Ratio of earnings to fixed charges and preference dividends	0	0	0	0	0	0
Coverage deficiency (2)	$(11,768)	$(23,581)	$(56,324)	$(77,631)	$(127,815)	$(96,288)

(1) Computation of interest component of rent expense
Operating rental expense	$1,347	$5,216	$5,304	$5,272	$5,241	$5,100
Interest factor (*)	33%	33%	33%	33%	33%	33%
Total calculated interest portion of rent expense	$445	$1,721	$1,750	$1,740	$1,730	$1,683

*                    Calculated as 33% of rent expense, which management believes is a reasonable approximation of the interest factor.

(2)            In each of the years presented, we incurred losses from operations and as a result our earnings were insufficient to cover over fixed charges. The amount shown represents the amount of the coverage deficiency in each such period.